UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

TANGOE, INC.

(Names of Subject Company (Issuer))

TAMS INC.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

ASENTINEL, LLC

(Name of Filing Persons (Parent of Offeror))

MARLIN MANAGEMENT COMPANY, LLC

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

87582Y108

(CUSIP Number of Class of Securities)

TAMS Inc.
c/o Marlin Management Company, LLC
338 Pier Avenue
Hermosa Beach, CA 90254
Attention: Peter Chung
Telephone: (310) 364-0100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Rick Presutti
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Telephone: (212) 756-2000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$277,714,371.48	$32,187.10

*

Estimated for purposes of calculating the amount of filing fee only. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Tangoe, Inc., at a purchase price of $6.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. The underlying value of the transaction was calculated based on the sum of: (i) 39,943,806 issued and outstanding Shares, multiplied by $6.50 per Share; (ii) 2,737,566 Shares underlying vested stock options (including stock options that are expected to become vested in connection with the transaction) with an exercise price that is less than $6.50 per Share, multiplied by $2.53 per Share (which is the difference between $6.50 and $3.97, the weighted average exercise price of such options that have an exercise price that is less than $6.50 per Share); (iii) 1,576,601 Shares (or share equivalents) subject to restricted stock units and performance-based share units that are or are expected to become vested in connection with the transaction, multiplied by $6.50 per Share; and (iv) 139,336 Shares subject to stock awards that are or are expected to become vested in connection with the transaction, multiplied by $6.50 per Share.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 30, 2016, by multiplying the Transaction Value by 0.0001159.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$32,187.10	Filing Party:	TAMS Inc., Asentinel, LLC and Marlin Management Company, LLC
Form or Registration No.:	Schedule TO	Date Filed:	May 12, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP Number:
87582Y108

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with this Amendment No. 4 any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”) filed by (i) TAMS Inc., a Delaware corporation (the “Offeror”) and a direct wholly owned subsidiary of Asentinel, LLC, a Delaware limited liability company (“Parent”), (ii) Parent and (iii) Marlin Management Company, LLC (d/b/a Marlin Equity Partners). This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding common stock, par value $0.0001 per share (the “Shares”) of Tangoe, Inc. (the “Company”) at a purchase price of $6.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated May 12, 2017 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (and which, together with the Offer to Purchase, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in this Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and all withdrawal rights thereunder expired at 10:00 a.m., New York City time, on June 15, 2017. The Depositary for the Offer, has advised that, as of the expiration of the Offer, an aggregate of approximately 31,235,983 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 78.2% of Shares then outstanding. In addition, as of such time, Notices of Guaranteed Delivery had been delivered with respect to approximately 941,077 Shares, representing approximately 2.4% of the Shares then outstanding. The aggregate number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition that the number of Shares validly tendered and not validly withdrawn (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), together with any Shares beneficially owned by Parent or any affiliates of Parent, is equal to at least one share more than 50% of Common Stock then outstanding determined on a fully-diluted basis. All conditions to the Offer having been satisfied, the Offeror accepted for payment, and expects to promptly pay for in accordance with the terms of the Offer, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

On June 15, 2017, the Offeror exercised the Top-Up Option and purchased 6,188,444 shares of Common Stock at a price of $6.50 per share, through payment in cash of $618.85 and delivery to the Company of a promissory note in the principal amount of $40,224,267.15. Following the exercise of the Top-Up Option, the Offeror held more than 90% of the number of shares of Common Stock then outstanding, and the remaining conditions set forth in the Merger Agreement to the Merger were satisfied. The Offeror advised the Company that it intends to consummate the Merger on June 16, 2017 without a vote of stockholders of the Company, in accordance with Section 253 of the DGCL. Pursuant to the Merger Agreement, at the Effective Time, (i) the Offeror will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent, and (ii) each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company and any Shares owned by any subsidiary of the Company, Parent, the Offeror or any other affiliate of Parent or any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law), will be canceled and converted automatically into the right to receive the Offer Price.

The full text of the press release issued by Parent and the Company on June 16, 2017, announcing the expiration and results of the Offer is attached hereto as Exhibit (a)(1)(I) and is incorporated herein by reference.”

ITEM 12.              Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(I)	Joint Press Release issued by Marlin Equity Partners, Tangoe, Inc. and Asentinel, LLC on June 16, 2017.

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2017

TAMS Inc.

By:	/s/ Robb Warwick
Name:	Robb Warwick
Title:	President

Asentinel, LLC

By:	/s/ Robb Warwick
Name:	Robb Warwick
Title:	Treasurer

Marlin Management Company, LLC

By:	/s/ Peter Chung
Name:	Peter Chung
Title:	Principal

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 12, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)

Joint Press Release issued by Marlin Equity Partners, Tangoe, Inc. and Asentinel, LLC on April 28, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Tangoe, Inc., Inc. on April 28, 2017).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on May 12, 2017.*

(a)(1)(H)	Joint Press Release issued by Marlin Equity Partners, Tangoe, Inc. and Asentinel, LLC on June 8, 2017.*

(a)(1)(I)	Joint Press Release issued by Marlin Equity Partners, Tangoe, Inc. and Asentinel, LLC on June 16, 2017.

(b)(1)	Debt Commitment Letter, dated as of April 27, 2017, by and among PNC Bank, National Association, Tennenbaum Capital Partners, LLC, TPG Specialty Lending, Inc. and Asentinel, LLC.*

(d)(1)

Agreement and Plan of Merger, dated as of April 27, 2017, by and among Tangoe Inc., TAMS Inc., and Asentinel, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tangoe, Inc. on April 28, 2017).

(d)(2)	Limited Guarantee, dated as of April 27, 2017, delivered by Marlin Equity IV, L.P. in favor of Tangoe, Inc.*

(d)(3)	Equity Commitment Letter, dated as of April 27, 2017, delivered by Marlin Equity IV, L.P. to Asentinel, LLC and TAMS Inc.*

(g)	None.

(h)	None.

* Previously filed as an exhibit to the Schedule TO

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